[LETTERHEAD OF RAYMOND JAMES]

August 10, 2017

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Seneca Financial Corp. Registration Statement on Form S-1 (Registration Number 333-218749) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Seneca Financial Corp. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 2:00 pm on August 14, 2017, or as soon thereafter as may be practicable.

Very Truly Yours,

By:	/s/ Robert J. Toma
Name: Robert J. Toma
Title: Managing Director